NOTICE OF CHANGE OF AUDITORS

TO:  McGovern Hurley LLP

AND TO:  British Columbia Securities Commission

 Alberta Securities Commission

 Financial and Consumer Affairs Authority of Saskatchewan

 Manitoba Securities Commission

 Ontario Securities Commission

 Nova Scotia Securities Commission

 Financial and Consumer Services Commission (New Brunswick)

 Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

 Securities Commission of Newfoundland and Labrador

Pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51- 102"), Loncor Resources Inc. (the "Company") hereby gives notice of the following:

1.  On November 29, 2019, the Company received a letter (the "Resignation Letter") from McGovern Hurley LLP (the "former auditor") dated November 29, 2019 which stated that: "We have appreciated the opportunity to work with you and the Loncor Resources Inc. ("Loncor") team over the number of years.  Our firm has recently decided that as a firm, we will no longer perform audit services for public entities registered with the U.S. Securities and Exchange Commission.  As a result, we regret that we will no longer be able to provide audit services to Loncor effective November 29, 2019.  We will cooperate with your new audit firm to help ensure a smooth transition."

2. As a result of the resignation of the former auditor effective November 29, 2019, the Company has commenced the process of engaging a new auditor for the Company.

3.  The resignation of the former auditor as auditor of the Company was not considered by the audit committee of the board of directors of the Company or the board of directors of the Company, prior to receipt of the Resignation Letter.

4.  The former auditor's reports on the financial statements of the Company for the years ended December 31, 2018 and December 31, 2017 did not express a modified opinion.

5.  There have been no reportable events (as defined in NI 51-102).

DATED the 2nd day December, 2019.

LONCOR RESOURCES INC.

Per:  (signed) "Donat Madilo"

 Name: Donat Madilo

 Title: Chief Financial Officer